December 12, 2007

Mail Stop 4651

By U.S. Mail and facsimile to (212) 282-6224

Ms. Andrea Jung
Avon Products Inc.
1345 Avenue of the Americas
New York, New York 10105-0196

> **Re: Avon Products Inc.**
> **Definitive 14A**
> **Filed March 23, 2007**
> **File No. 001-04881**

Dear Ms. Jung:

We have reviewed your response letter dated October 19, 2007 and have the following comments. Please respond to our comments by December 26, 2007 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1. We note your response to our prior comment 1. Regarding your justification for not disclosing current and future performance targets you appear to rely on two bases: (1) disclosing current and future performance targets does not provide material information if considered alone, and (2) some of your prospective targets include competitive information which could result in competitive harm. Please clarify on which basis you plan to rely. To the extent you are relying on the latter, please expand your analysis supporting this conclusion. In its current form, your response's competitive harm argument appears to relate only to the disclosure of historical targets.

2. We note your discussion of the annual incentive plan in your response to our prior comment 1. Expand your justification for why you do not intend to disclose historical regional quantitative performance goals.

   - Tell us specifically how disclosure of regional revenue and operating profit would enable competitors to understand the "strategic plans…, strategic weight...and the extent to which the Company calibrated those plans based on market/competitive positions." For example,
     o   detail how a competitor can derive Avon's future strategic plans relating

to spending in a particular region or market from the disclosure in a proxy statement of revenue and operating profit targets for a *past* fiscal year; and

- o explain how a competitor could determine the strategic weight Avon puts on each region or key market from Avon's disclosure of North American targets.

- Tell us how disclosure of a past year's regional goals will provide competitors with insight into Avon's short term priorities.
- Explain how the pattern of Avon's investment strategies would become more apparent from disclosure of the regional targets. For example, why would a past year's targets necessarily be predictive of the company's strategic plans in future years given the varying levels of difficulty for achievement of targets that the compensation committee could set from one year to the next.
- Please elaborate on the last two sentences of the third paragraph on page 3. It is unclear how you reached the conclusion in the last sentence.
- Regarding your example in the last paragraph on page 3, explain in greater detail how a competitor's comparison of the business plan reflected in the goals against actual performance enables it to draw a specific conclusion with respect to Avon's strategy in a particular region. For example,
  - o Might there not be multiple variables that may have affected actual performance that are unrelated to the specific targets or Avon's strategy for a past fiscal year?
  - o How would a competitor be able to differentiate among such variables to conclude that the difference between actual performance and targets reflected a strategic reaction to competitive pressures?
  - o Looking at the examples in clauses i, ii and iii of this paragraph, explain with specificity how a competitor could predict or understand Avon's level or direction of future advertising expenditures, future pricing strategy or expenditure on research, development and product innovation with sufficient accuracy to be able to use such information for its gain and Avon's commercial harm.

Please contact me at (202) 551-3422 with any questions.

Sincerely,

Timothy A. Geishecker
Senior Counsel